

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail

William Adams IV
President
Nuveen Commodities Asset Management, LLC
333 West Wacker Drive
Chicago, IL 60606

> **Re: Nuveen Long/Short Commodity Total Return Fund**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 4, 2011**
> **File No. 333-174764**

Dear Mr. Adams:

We have reviewed Amendment No. 2 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 of our letter dated September 26, 2011. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

The Fund's Investments, page 34

Integrated Options Strategy, page 39

2.   We note your disclosure on page 40 that you may have uncovered out-of-the money
        options in your portfolio. Please expand your disclosure to describe the circumstances
        under which you may have uncovered options. Please also expand your disclosure to
        describe the impact of gap risk to investors. For example, if gap risk may lead to greater
        price volatility, please revise your disclosure to describe. Please also revise the risk
        factor on gap risk on page 24 accordingly.

Collateral Portfolio, page 41

3.   We refer to your disclosure on pages 41 and 42 regarding your collateral pool. Please
        expand your disclosure regarding the collateral that will be managed by Nuveen Asset
        Management in a separate collateral account to explain the purpose of the separate
        account, the impact of any declines in value of the collateral placed in the separate
        account and the circumstances under which Nuveen Asset Management may accept
        unrated collateral. Please also describe if other parties may have rights to this collateral
        and whether the collateral may be pledged.

Gresham Performance Record, page 55

4.   We note your disclosure regarding the agreed-upon procedures performed by Michael J.
        Liccar & Co., CPAs of Chicago, Illinois and your reference to their report. Because you
        have not included their report in your filing, please remove the disclosure or advise us
        further.

The Commodity Broker, page 60

5.   We note your disclosure regarding the lawsuit involving the United State Federal
        Housing Finance Agency and BCI. We note your disclosure that BCI believes the claims
        are without merit. This statement is a legal conclusion that you are not qualified to make.
        Please remove this statement from your disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: J. Craig Walker, Esq. (*via e-mail*)